UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 30, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Xoma Corporation

File No. 000-14710 - CF#32229

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Xoma Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed March 14, 2012.

Based on representations by Xoma Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.25B	through March 14, 2020
Exhibit 10.41A	through March 14, 2020
Exhibit 10.44	through March 14, 2020
Exhibit 10.44A	through March 14, 2020
Exhibit 10.45	through March 14, 2020
Exhibit 10.45A	through March 14, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary